Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 12, 2022, by and among FTAI Finance Holdco Ltd. (which, following the Holdco Merger, will be known as FTAI Aviation Ltd.), a Cayman Islands exempted company (“Parent”), FTAI Aviation Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and Fortress Transportation and Infrastructure Investors LLC, a Delaware limited liability company (the “Company”). Each of the Company, Parent, and Merger Sub are individually referred to herein as a “Party” and, collectively, as the “Parties”.
WHEREAS, the Company owns approximately 99.99% of the issued and outstanding equity interests in Fortress Worldwide Transportation and Infrastructure General Partnership, a Delaware general partnership (“Holdco”), which directly owns all of the issued and outstanding equity interests in Parent;
WHEREAS, following the execution of this Agreement but prior to the Recapitalization (as defined below), Holdco will convert into a Delaware limited liability company and merge with and into Parent, with Parent surviving the merger as a direct subsidiary of the Company and being renamed “FTAI Aviation Ltd.,” and the equityholders of Holdco, being the Company and Fortress Transportation and Infrastructure Master GP LLC (the “GP”), receiving ordinary shares of Parent as consideration for their interests of Holdco (the “Holdco Merger”);
WHEREAS, following the Holdco Merger and prior to the Effective Time, Parent will recapitalize (the “Recapitalization”) its shares into: (i) ordinary shares of Parent (“Parent Ordinary Shares”), owned by the Company and the GP, (ii) 8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares of Parent (“Parent Series A Preferred Shares”), owned by the Company, (iii) 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares (“Parent Series B Preferred Shares”), owned by the Company, and (iv) 8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares of Parent (“Parent Series C Preferred Shares,” and together with Parent Series A Preferred Shares and Parent Series B Preferred Shares, “Parent Preferred Shares”), owned by the Company;
WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, at the Effective Time immediately following the Holdco Merger and the Recapitalization, (i) Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent that is treated as a disregarded entity for U.S. federal income tax purposes, (ii)(A) each common share of the Company (a “Company Common Share”) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one Parent Ordinary Share, (B) each 8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Share of the Company (a “Company Series A Preferred Share”) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one Parent Series A Preferred Share, (C) each 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Share of the Company (a “Company Series B Preferred Share”) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one Parent Series B Preferred Share and (D) each 8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Share of the Company (a “Company Series C Preferred Share”, and together with Company Series A Preferred Shares and Company Series B Preferred Shares, “Company Preferred Shares”) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one Parent Series C Preferred Share;
WHEREAS, as a result of the Merger, Parent will assume, for U.S. federal income tax purposes, the Company’s liability under (A) its 6.50% senior notes due 2025, issued from time to time pursuant to the Indenture, dated as of September 18, 2018, as supplemented, between the Company and U.S. Bank National Association, as trustee, (B) its 9.75% senior notes due 2027, issued from time to time pursuant to the Indenture, dated as of July 28, 2020, as supplemented, between the Company and U.S. Bank National Association, as trustee, (C) its 5.50% senior notes due 2028, issued from time to time pursuant to the Indenture, dated as of April 12, 2021, as supplemented, between the Company and U.S. Bank National Association, as trustee, and (D) the revolving loans and other financial accommodations made under and pursuant to the Amended and Restated Credit Agreement, dated as of December 2,

2021, as amended, among the Company, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (collectively, the “Assumed Debt”);
WHEREAS, it is the intention of the Parties that Parent’s assumption of the Assumed Debt for U.S. federal income tax purposes will be treated as a distribution from Parent to the Company as described in Section 301 of the Internal Revenue Code of 1986, as amended (the “Code”) and as a decrease of each Securityholder’s allocable share of the Company’s liabilities under Section 752 of the Code, that the receipt of Merger Consideration by the Securityholders (each as defined below) will be treated as a liquidating distribution from the Company to its partners as described in Section 731 of the Code, and further that the Merger will result in the complete liquidation and termination of the Company for U.S. federal income tax purposes under Sections 708(b)(1) and 761(d) of the Code;
WHEREAS, pursuant to the Limited Liability Company Act of the State of Delaware (“DLLCA”), the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is fair to, advisable and in the best interests of the Company and its Securityholders and resolved to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and (c) determined to recommend that the holders of Company Common Shares adopt this Agreement;
WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) determined that the Merger is in the best interests of Parent and resolved to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement; and
WHEREAS, pursuant to the DLLCA, the sole member of Merger Sub has (a) determined that the Merger is fair to, advisable and in the best interests of Merger Sub and its sole member and resolved to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE I
Section 1.1 Merger. Upon the terms and subject to the conditions set forth herein and in accordance with Section 18-209 of the DLLCA and the Fourth Amended and Restated Limited Liability Company Agreement of the Company (the “Company LLC Agreement”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly owned subsidiary of Parent (the “Surviving Entity”).
Section 1.2 Closing. On the terms and subject to the conditions set forth herein, the consummation of the transactions (the “Closing”) shall take place immediately after the conditions set forth herein in Section 3.1 have been satisfied or waived (other than those conditions that, by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions) by the electronic exchange of documents, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
Section 1.3 Effective Time; Effects of Merger.
(a)  The consummation of the Merger will have the effects set forth in the DLLCA and the Company LLC Agreement, including, without limitation, the vesting in the Surviving Entity of (i) all rights, privileges and powers of the Company and Merger Sub, and (ii) all debts, liabilities and duties of the Company and Merger Sub.
(b)  At the Closing and subject to the terms and conditions hereof, the parties shall file with the Secretary of State of the State of Delaware (the “Secretary of State”) a certificate of merger relating to the Merger, executed in accordance with, and containing such information as required by, the relevant provisions of the DLLCA (the “Certificate of Merger”), and at or prior to the Closing Date, shall make all other filings required under the DLLCA or by the Secretary of State in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State or at such later time as Parent and the Company agree and specify in the Certificate of Merger (the “Effective Time”). The Merger shall have the effects set forth herein and in the applicable provisions of the DLLCA.

(c)  If at any time the Surviving Entity shall consider or be advised that any further assignment, conveyance or assurance is necessary, proper or advisable under Applicable Law to vest, perfect or confirm of record in the Surviving Entity the title to any property or right of the Company, or otherwise, to carry out the provisions hereof, the proper representatives of the Company as of the Effective Time shall execute and deliver any and all proper deeds, assignments and assurances, and do all things necessary and proper to vest, perfect or convey title to such property or right in the Surviving Entity and otherwise to carry out the provisions hereof.
Section 1.4 Certificate of Formation and LLC Agreement; Directors and Officers. Unless otherwise determined by the Parties prior to the Effective Time:
(a) the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall continue to be the Certificate of Formation of the Surviving Entity, until otherwise amended;
(b)  the limited liability company agreement of the Surviving Entity shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to be in the form as agreed between the Parties prior to the Effective Time;
(c)  the directors and officers of the Company immediately prior to the Effective Time shall, at the Effective Time, be the directors and officers of Parent and shall hold office until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be; and
(d) Parent shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time:
(i) the Parent Board shall consist of a number of directors equal to the number of directors of the Company Board immediately prior to the Effective Time;
(ii) the Parent Board shall be divided into three (3) classes, designated Class I, II and III, with the size of each of class equal to the size of the corresponding class of the Company Board immediately prior to the Effective Time;
(iii)  the members of each class of the Parent Board shall be the same individuals as the members of the corresponding class of the Company Board immediately prior to the Effective Time; and
(iv) the officers of Parent shall be the same individuals, and hold the same titles, as the officers of the Company immediately prior to the Effective Time.
ARTICLE II
Section 2.1 Conversion of Shares.
(a) Each Company Common Share that is issued and outstanding immediately prior to the Effective Time, will be cancelled and automatically exchanged for one newly issued Parent Ordinary Share (such aggregate amount, the “Company Common Share Merger Consideration”).
(b) Each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Time will be automatically exchanged for one newly issued Parent Series A Preferred Share (such aggregate amount, the “Company Series A Preferred Share Merger Consideration”). The Company Series A Preferred Shares shall remain outstanding following the Effective Time, will be owned by Parent, and shall not be cancelled.
(c) Each Company Series B Preferred Share that is issued and outstanding immediately prior to the Effective Time will be automatically exchanged for one newly issued Parent Series B Preferred Share (such aggregate amount, the “Company Series B Preferred Share Merger Consideration”). The Company Series B Preferred Shares shall remain outstanding following the Effective Time, will be owned by Parent, and shall not be cancelled.
(d)  Each Company Series C Preferred Share that is issued and outstanding immediately prior to the Effective Time will be exchanged for one newly issued Parent Series C Preferred Share (such aggregate amount, the “Company Series C Preferred Share Merger Consideration”). The Company Series C Preferred Shares shall remain outstanding following the Effective Time, will be owned by Parent, and shall not be cancelled.

(e) At the Effective Time, each Company Common Share owned by the Company as treasury stock, and any shares of Company Common Shares owned by Parent or any wholly owned subsidiary of Parent immediately prior to the Effective Time, if any, shall be cancelled and extinguished without any conversion thereof or consideration therefor and shall cease to exist.
(f)  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or any other Person, each common share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one common share of the Surviving Entity (and the shares of the Surviving Entity into which the common shares of Merger Sub are so converted together with the Company Preferred Shares exchanged pursuant to this Section 2.1 shall be the only shares of the Surviving Entity’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate (if any) evidencing ownership of a number of common shares of Merger Sub or a number of Company Preferred Shares will evidence ownership of such number of common shares or Company Preferred Shares of the Surviving Entity.
(g) All Parent Shares owned by the Company will be surrendered and cancelled for no consideration (the “Share Surrender”).
(h)  Notwithstanding anything to the contrary contained herein, in the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Shares occurring after the date of this Agreement and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
Section 2.2 No Appraisal Rights. In accordance with Section 18-210 of the DLLCA and Section 10.3 of the Company LLC Agreement, no appraisal rights shall be available to holders of Company Capital Stock or common shares of Merger Sub in connection with the Merger.
Section 2.3 Payment of Merger Consideration.
(a) Effect of Closing on Company Capital Stock. As of the Effective Time, each holder of a certificate (if any) that immediately prior to the Effective Time represented any shares of Company Capital Stock (each, a “Company Stock Certificate”) and each holder of a book-entry share that immediately prior to the Effective Time represented any shares of Company Capital Stock (each, a “Book-Entry Share”) shall cease to have any rights with respect to such shares of Company Capital Stock, except the right to receive the consideration to be paid in consideration therefor in accordance with and subject to the terms of this Agreement, without interest.
(b) Payment of Merger Consideration. On the Closing Date, Parent shall allot and issue the Parent Ordinary Shares and Parent Preferred Shares (collectively, the “Parent Shares”) representing the Merger Consideration to each Securityholder and shall cause its register of members to be updated to reflect the issuance of the relevant Parent Shares to the relevant Securityholders.
(c) Share Surrender. On the Closing Date, Parent shall accept the Share Surrender and cause its register of members to be updated to reflect the surrender and cancellation of all Parent shares owned by the Company.
(d) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Capital Stock upon the surrender for exchange of Company Stock Certificates in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Company Stock Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Entity or Surviving Entity of the shares of Company Capital Stock outstanding immediately prior to the Effective Time.
(e) Tax Treatment. The Parties intend that, for U.S. federal (as well as corresponding state and local) income tax purposes, (i) the assumption of the Assumed Debt by the Company for U.S. federal income tax purposes as a result of the Merger will be treated as a distribution from Parent to the Company as described in Section 301 of the Code and as a decrease of each Securityholder’s allocable share of the Company’s liabilities under Section 752 of the Code, (ii) the receipt of Merger Consideration by the Securityholders will be treated as a liquidating distribution from the Company to its partners as described in Section 731 of the Code, and (iii) the Merger will result in the complete liquidation and termination of the Company for U.S. federal income tax purposes under Sections 708(b)(1) and 761(d) of the Code. The Parties agree for U.S. federal income tax purposes (as well as corresponding state and local income tax purposes) to report consistently with the treatment described in this Section 2.3, and none of the Parties hereto shall take any position inconsistent with such treatment unless required pursuant to a determination (as defined in Section 1313 of the Code).
ARTICLE III
Section 3.1 Conditions Precedent. The respective obligation of the Parties to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions:
(a)  this Agreement shall have been adopted at a meeting of shareholders of the Company by the affirmative vote of holders of a majority of the issued and outstanding Company Common Shares entitled to vote on thereon in accordance with the certificate of formation and limited liability company agreement of the Company and Applicable Law, including the applicable rules of The NASDAQ Stock Market LLC (“NASDAQ”);
(b)  no Applicable Law and no judgment, preliminary, temporary or permanent or other legal restraint or prohibition and no binding Order or determination by any Governmental Authority shall be in effect that prevents, makes illegal, restrains, enjoins or otherwise prohibits the consummation of the Merger;
(c)  the SEC shall have declared the registration statement effective under the Securities Act, no stop order or similar restraining order by the SEC suspending the effectiveness of the registration statement shall be in effect and no proceedings for that purpose shall be pending before the SEC; and
(d) The Parent Shares to be issued pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance; and
(e) Parent shall have completed the Holdco Merger and the Recapitalization.
ARTICLE IV
Section 4.1 Further Assurances. From time to time, as and when required by the Surviving Entity or by its successors and assigns, there shall be executed and delivered on behalf of Parent, Merger Sub and the Company such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in the Surviving Entity the title to and possession of all rights, privileges and powers of Merger Sub and the Company and otherwise to carry out the purposes of this Agreement, and the officers of the Surviving Entity are fully authorized in the name and on behalf of Parent, Merger Sub and the Company or otherwise to take any and all such action to execute and deliver any and all such deeds and other instruments.
Section 4.2 Severability. If any term or other provision of this Agreement is declared invalid, illegal or incapable of being enforced by a court of competent jurisdiction otherwise becomes invalid, illegal or unenforceable in any respect, in whole or in part, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. Notwithstanding the foregoing, if such provision (or portion thereof) could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be deemed to be so narrowly drawn, without invalidating any of the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
Section 4.3 Entire Agreement. This Agreement and any other instrument to be executed in connection herewith or submitted to Governmental Authorities in connection with the transactions contemplated by this Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
Section 4.4 Assignment. This Agreement and the rights and obligations hereunder may not be assigned by operation of law or otherwise without the prior written consent of the other Parties (which consent may be granted or withheld in the sole discretion of any such Party), as the case may be, and any attempted assignment that is not in accordance with this Section 4.4 shall be null and void.
Section 4.5 Amendment and Modification. This Agreement may be amended or modified at any time by the Parties, but only pursuant to an instrument in writing signed by the Parties in accordance with applicable provisions of the laws of the State of Delaware.
Section 4.6 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other entity or person any right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.
Section 4.7 Descriptive Headings; Construction. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement or in any way affect this Agreement. Unless the context requires otherwise, (i) references to a “Section” refer to a Section of this Agreement, (ii) the terms “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, (iii) the singular form of nouns, pronouns and verbs shall include the plural and vice versa, (iv) references to an entity or person are also to its successors and permitted assigns and (v) the terms “in writing,” “written communications,” “written notice,” and words of similar import shall be deemed satisfied under this Agreement by use of email and other forms of electronic communication or transmission.
Section 4.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflict of laws.
Section 4.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 4.10 Certain Definitions. As used herein, the following terms have the meanings ascribed thereto below:
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.
“Company Capital Stock” means the Company Common Shares and the Company Preferred Shares.
“Company Stockholder Approval” means the affirmative vote (in person or by proxy) or written consent of the holders of a majority of the issued and outstanding Company Common Shares entitled to vote on such thereon.
“Governmental Authority” means any government, court, tribunal, arbitrator, regulatory or administrative agency, commission, department, board, bureau or authority or other governmental or regulatory instrumentality, federal, state or local, domestic, foreign or multinational, or any political subdivision thereof.
“Merger Consideration” means the Company Common Share Merger Consideration, the Company Series A Preferred Share Merger Consideration, the Company Series B Preferred Share Merger Consideration and the Company Series C Preferred Share Merger Consideration.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).
“Person” means an individual, a corporation, a company, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securityholder” means each holder of share of Company Capital Stock as of immediately prior to the Effective Time.
“Taxes” means any and all taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign taxing authority, including any income (net or gross), franchise, windfall or other profits, gross receipts, premiums, property (real or personal, tangible or intangible), escheat, unclaimed property, sales, use, value added, net worth, margins, assets, capital stock, business organization, commercial activity, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, leasing, lease, user, ad valorem, stamp, transfer, value-added, gains tax, license, recording, registration and documentation fees, severance, occupation, environmental, customs duties, disability, registration, alternative or add-on minimum, estimated tax, or other tax, or other like assessment, levy or charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
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TABLE OF CONTENTS

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized persons as of the date first above written.
FTAI FINANCE HOLDCO LTD.

By:	/s/ Eun (Angela) Nam
	Name:	Eun (Angela) Nam
	Title:	Chief Financial Officer and Chief Accounting Officer

FTAI AVIATION MERGER SUB LLC

By:	/s/ Joseph P. Adams, Jr.
	Name:	Joseph P. Adams, Jr.
	Title:	Authorized Person

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

By:	/s/ Kevin Krieger
	Name:	Kevin Krieger
	Title:	Secretary
[Signature Page to Agreement and Plan of Merger]